82-3116

GREAT QUEST
METALS LTD.

[redacted]

04046317

November 22, 2004

SUPPL

RECEIVED
2004 NOV 30 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 22, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

dlw 11/30

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

November 22, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces a $728,000 Private Placement
Drilling to Commence at Completion of Financing

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is very pleased to announce a private placement of 1,400,000 units at $0.52 per unit for total proceeds of $728,000. Each unit consists of one common share and one half of a share purchase warrant. Each full share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.65 for a period of two years. A commission will be paid on a portion of the private placement.

The private placement funds will be used for a 1,400 metre diamond drill program on the Kenieba concession, a study of the drill results on the newly acquired Sepola concession, option payments and administration and investor relation costs. The private placement is subject to regulatory approval.

Much of the drilling will take place on the recently discovered, north-south, Djambaye 2 gold zone where gold mineralization has been traced for 2,342 metres in length along a diorite-rhyodacite dyke within a zone of silicification. Three sets of quartz veins have been identified in both the dyke and silicified zone. During the initial program 24, 10-12-metre-deep pits were dug along a length of 392 metres of the zone. The average assay from 29 samples taken from the bottom of the 24 pits averaged 31.44 grams per tonne gold. Subsequently, a further 27 samples were taken from reject material around old pits and trenches over a length of 1,950 metres north and south of the original 24 pits. The average assay of the 27 samples was 2.82 grams per tonne gold. The objective of the program will be to determine the altitude of the dyke, width of the zone of mineralization and grade of gold across the zone. The program should start within a month.

The Kenieba concession is south of and adjacent to the Tabakoto-Segala land package of Nevsun Resources. The Tabakoto gold deposit is scheduled for production in 2005. This news release has been reviewed by Marvin Mitchell, a qualified person pursuant to NI 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President

N E W S R E L E A S E